Mail Stop 4561

July 13, 2005

John R. MacDonald
Chief Financial Officer
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127

RE:	Ameritrade Holding Corporation
Form 10-K for Fiscal Year Ended September 24, 2004
Filed December 9, 2004
File No. 000-49992

Dear Mr. MacDonald,

	We have reviewed your letter filed on June 23, 2005 and have the following comments. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 16. Derivative Financial Instruments and Hedging Activities, page 59

1. Please tell us the price of Knight`s stock on the date you entered into the prepaid variable forward contracts and the notional amount of each of the variable forward contracts.

2. Based on your description of the prepaid variable forward contracts it appears that these contracts allow you to transfer to the counterparty all market declines on the 7.9 million Knight shares below $5.13, and allow you to keep increases in Knights shares above
$5.13, but only to a maximum benefit equal to $6.17 per share. Please tell us whether our understanding is correct.

3. Please provide us with an example that details how settlement of the prepaid variable forward contracts would be calculated if the market price of Knight`s stock is greater than the cap price on the maturity date of each forward contract. For example, assume that that the stock price is $7.17 on the maturity date of each of contracts.

4. Please assume in the example above that you choose to settle the contracts by transferring Knights shares. We assume that in the example above you would transfer 6.6 million shares, and sell the remaining 1.3 million shares in the market. Please tell us the total cash proceeds you would receive from this type of settlement. Tell us whether the cash you received on the sale of the 7.9 million Knight shares in this fact pattern is effectively capped at $6.17 a share.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comments and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

??

??

??

??

John R. MacDonald
Ameritrade Holding Corporation
July 13, 2005
Page 2